UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GWG HOLDINGS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

36192A 109

(CUSIP Number)

Jon R. Sabes

Steven F. Sabes

220 South Sixth Street, Suite 1200

Minneapolis, MN 55402

Phone: (612) 746-1944

With a copy to:

Alan M. Gilbert, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Jon R. Sabes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Steven F. Sabes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS SFS Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited liability company)

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Insurance Strategies Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited liability company)

CUSIP No. 36192A 109

Item 1.	Security and Issuer.

This Amendment to Schedule 13D relates to shares of the Common Stock, $.001 par value, of GWG Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 220 South Sixth Street, Suite 1200, Minneapolis, MN 55402.

Item 2.	Identity and Background.

(a) This Amendment is being filed jointly by:

●	Jon R. Sabes, an individual who formerly served as Chief Executive Officer and a director of the Issuer;

●	Steven F. Sabes, an individual who formerly served as Executive Vice President of Originations and Servicing and a director of the Issuer;

●	SFS Holdings, LLC, a limited liability company of which Steven F. Sabes is manager; and

●	Insurance Strategies Fund, LLC, a Delaware limited liability company, which is managed by ISF Management, LLC, a Delaware limited liability company, of which Jon R. Sabes and Steven F. Sabes each own 50% of the membership interests.

(b) The principal office and place of business for all of the Reporting Persons is 220 South Sixth Street, Suite 1200, Minneapolis, MN 55402.

(c) See item (a) above. On April 26, 2019, and in connection with the Closing (as defined below in Item 5(c)), (i) Jon R. Sabes resigned as the Issuer’s Chief Executive Officer and from all officer positions he held with the Issuer or any of its subsidiaries prior to the Closing, other than his position as Chief Executive Officer of the Issuer’s technology focused wholly-owned subsidiaries, Life Epigenetics, Inc. (“Life Epigenetics”) and youSurance General Agency, LLC (“youSurance”), and (ii) Steven F. Sabes resigned as the Issuer’s Executive Vice President of Originations and Servicing and from all officer positions he held with the Issuer or any of its subsidiaries prior to the Closing, except as Chief Operating Officer of Life Epigenetics.

(d) - (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jon R. Sabes and Steven F. Sabes are citizens of the United States of America. SFS Holdings, LLC is a Nevada limited liability company. Insurance Strategies Fund, LLC, is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used for purchases by Jon R. Sabes and Steven F. Sabes were personal funds. The source of funds used for purchases by SFS Holdings, LLC and Insurance Strategies Fund, LLC, was working capital of their respective companies.

Item 4.	Purpose of Transaction.

Jon R. Sabes and Steven F. Sabes were officers, directors and founders of the Issuer. SFS Holdings, LLC and Insurance Strategies Fund, LLC are holding the securities for investment purposes.

Other than as disclosed under Item 6, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 36192A 109

Item 5.	Interests in Securities of the Issuer.

(a) - (b) Prior to the Closing, Jon R. Sabes beneficially owned and had sole voting and dispositive power over 1,079,546 shares held individually and 215,416 shares upon exercise of vested stock options. Jon R. Sabes also reported beneficial ownership of the following trusts for which he is the beneficiary but is not a trustee: 169,671 shares held by Jon Sabes 1992 Trust No.1, 168,801 shares held by Esther Sabes 6.08.1992 Trust, 241,631 shares held by Moe Sabes 1982 Trust and 163,737 shares held by Moe Sabes 1976 Trust. Jon R. Sabes shared voting and dispositive power with respect to 100,000 shares held by Insurance Strategies Fund, LLC, a Delaware limited liability company, managed by ISF Management, LLC, a Delaware limited liability company of which Jon R. Sabes holds 50% of the membership interests. Jon R. Sabes disclaimed beneficial ownership over the shares held by Insurance Strategies Fund, LLC except to the extent of his pecuniary interest in such shares. All of the shares held individually by Jon R. Sabes were pledged as collateral to secure the Issuer’s obligations under its L Bonds pursuant to that certain Amended and Restated Pledge and Security Agreement dated October 23, 2017. As a result of the beneficial ownership described above, Jon R. Sabes may have been deemed to beneficially own 6.4% of the shares outstanding based upon 32,975,411 shares outstanding as of April 26, 2019. Such beneficial ownership excluded (and Jon R. Sabes disclaimed beneficial ownership of) 102,192 shares held by certain trusts for the benefit of Mr. Jon Sabes’ immediate family members, because he is not a trustee and has no voting or dispositive power with respect to such shares.

Prior to the Closing, Steven F. beneficially owned and had sole voting and dispositive power over 854,195 shares held individually and 3,334 shares upon exercise of vested stock options. Steven F. Sabes shared voting and dispositive power with respect to 1,072,382 shares held by SFS Holdings, LLC, a Nevada limited liability company of which Steven F. Sabes is a manager and member. Steven F. Sabes shared voting and dispositive power with respect to 100,000 shares held by Insurance Strategies Fund, LLC, a Delaware limited liability company, managed by ISF Management, LLC, a Delaware limited liability company of which Steven F. Sabes holds 50% of the membership interests. Steven F. Sabes disclaimed beneficial ownership over the shares held by Insurance Strategies Fund, LLC except to the extent of his pecuniary interest in such shares. Steven F. Sabes disclaimed beneficial ownership of the shares held by the following trusts, of which he is one of the three trustees and the beneficiary is his brother, Jon R. Sabes: 169,671 shares held by Jon Sabes 1992 Trust No.1, 168,801 shares held by Esther Sabes 6.08.1992 Trust, 241,631 shares held by Moe Sabes 1982 Trust and 163,737 shares held by Moe Sabes 1976 Trust. All of the shares held individually by Steven F. Sabes were pledged as collateral to secure the Issuer’s obligations under its L Bonds pursuant to that certain Amended and Restated Pledge and Security Agreement dated October 23, 2017. As a result of the beneficial ownership described above, Steven F. Sabes may have been deemed to beneficially own 6.2% of the shares outstanding based upon 32,975,411 shares outstanding as of April 26, 2019.

Immediately following the Closing, no Reporting Person beneficially owned any shares of Common Stock of the Issuer.

(c) On April 15, 2019, Jon R. Sabes and Steven F. Sabes entered into a Purchase and Contribution Agreement with The Beneficient Company Group, L.P., Beneficient Company Holdings, L.P. (“BEN Holdings”), AltiVerse Capital Markets, L.L.C. (“AltiVerse”), Sabes AV Holdings, LLC (“Sabes AV”), Insurance Strategies Fund, LLC and SFS Holdings, LLC (the “Purchase Agreement”). The Purchase Agreement is incorporated by reference as Exhibit 10.1 to this Amendment No. 2 to Schedule 13D. The closing of the transactions contemplated by the Purchase Agreement (the “Closing”) occurred on April 26, 2019.

In connection with the Closing, and pursuant to a Contribution and Exchange Agreement (the “Contribution Agreement”) dated April 11, 2019 by and among Sabes AV, Jon R. Sabes, Jon Sabes 1992 Trust No. 1, Esther Sabes 6.08.1992 Trust F/B/O Jon R. Sabes, Moe Sabes 12.30.1982 Trust F/B/O Jon R. Sabes, Moe Sabes 12.30.1976 Trust F/B/O Jon R. Sabes, Jackson Sabes 1995 Trust, Brooke Sabes 1995 Trust, Morgan Sabes 2012 Trust, Kristine Sabes 2000 Trust, Insurance Strategies Fund, LLC, Steven F. Sabes and SFS Holdings, LLC (collectively, the “Shareholders”), the Shareholders contributed an aggregate of 3,952,155 shares of the Issuer’s Common Stock to Sabes AV (the “Contribution”). Jon R. Sabes and Steven F. Sabes each serves as a manager of Sabes AV and shares voting and dispositive control over securities held by Sabes AV. The membership interests in Sabes AV are held by the Shareholders in proportion to their contribution to Sabes AV of shares of Common Stock of the Issuer pursuant to the Contribution Agreement. Jon R. Sabes and Steven F. Sabes each disclaims beneficial ownership over the shares of the Issuer’s Common Stock held by Sabes AV except to the extent of their respective pecuniary interests in such shares.

CUSIP No. 36192A 109

At the Closing, and following the Contribution, Sabes AV sold and transferred all 3,952,155 shares of the Issuer’s Common Stock held by it; specifically, Sabes AV (i) sold an aggregate 2,500,000 shares of Common Stock to a subsidiary of BEN Holdings for $25,000,000 in cash and (ii) contributed the remaining 1,452,155 shares of Common Stock to AltiVerse in exchange for certain equity interests in AltiVerse. In addition, all options to purchase Common Stock of the Issuer held by each of Jon R. Sabes and Steven F. Sabes were forfeited by them for no consideration upon the Closing. Neither Jon R. Sabes nor Steven F. Sabes has voting or dispositive control over the shares of Common Stock held by AltiVerse.

(d) Not applicable.

(e) On April 26, 2019, and effective upon the Closing, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

10.1	Purchase and Contribution Agreement among The Beneficient Company Group, L.P., Beneficient Company Holdings, L.P., AltiVerse Capital Markets, L.L.C., Sabes AV Holdings, LLC, Jon R. Sabes, Steven F. Sabes, Insurance Strategies Fund, LLC and SFS Holdings, LLC dated April 15, 2019 (incorporated by reference to to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 16, 2019)
99.1	Agreement to file jointly

CUSIP No. 36192A 109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2019

By:	/s/ Jon R. Sabes
Jon R. Sabes

By:	/s/ Steven F. Sabes
Steven F. Sabes

SFS HOLDINGS, LLC

By:	/s/ Steven F. Sabes
Steven F. Sabes
Manager

INSURANCE STRATEGIES FUND, LLC

By:	ISF MANAGEMENT, LLC
Its:	Manager

By:	/s/ Jon R. Sabes
Jon R. Sabes
Member/Manager